Exhibit 99.1

ChinaCache Announces Joint Venture with Henan Zhongfu Industrial Corporation

BEIJING, January 15, 2016 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced that ChinaCache Xin Run Technology (Beijing) Co., Limited (“Xin Run”), in which ChinaCache holds 40% equity interest, has entered into definitive agreements to form a joint venture (“JV”) with Henan Zhongfu Industrial Corporation (“Zhongfu”) (600595.SH). The JV will be incorporated under the name of Henan Zhongfu ChinaCache Technology Co., Ltd. and will be 85% owned by Zhongfu and 15% owned by Xin Run. Zhongfu is an international enterprise with fine processing and manufacturing of aluminum as its core business and has a complete industry chain of coal, power and aluminum. Zhongfu is listed on the Shanghai Stock Exchange with total assets of approximately RMB26.0 billion as of September 30, 2015.

The JV will be formed to take advantage of the low-cost land and electric resources in Gongyi city, Henan Province in China, to develop Internet data centers to tap into the growing demand for IDC services in the region. Zhongfu agrees to contribute land, electricity and the majority of capital to the joint venture, and Xin Run agrees to primarily provide expertise in the areas of data center technology, market development, project management and data center operating and maintenance services.

Mr. Song Wang, CEO and Chairman of ChinaCache commented, “We are very pleased to form the JV with Zhongfu to jointly develop competitive Internet data centers in Henan Province and tap into the increasing demand for IDC services in that region. This JV is part of our long term strategy to build the first data center network (DCN) with our Internet Exchange (IX) in China to realize interconnection between Internet Service Providers (ISPs) and Content Providers (CPs). We believe our vast experiences in the CDN industry, combined with our DCN strategy, position us well to achieve long term growth and enable Zhongfu to complete their strategic transformation. In addition, the JV will leverage Zhongfu’s existing resources to build CCHP (Combined Cooling Heating and Power) supply system and an environmentally friendly ecosystem in the data center industry.”

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Don Markley

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com